SEC 19010358

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SEC Mail Processing Section
MAR 18 2019
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Primera Blvd., Suite 200
(No. and Street)

Lake Mary	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean N. Havlin (925) 328-4416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street, Suite 1400	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

(X)... Certified Public Accountant
( )... Public Accountant
( )... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of *information contained in this form are not required to respond* unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sean N. Havlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sean N. Havlin
Signature

CFO
Title

See enclosed
Notary Public

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa)

On March 15, 2019 before me, Alexandra M. Tchong, Notary Public
(insert name and title of the officer)

personally appeared Sean N. Havlin,
who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/the~~ir authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ALEXANDRA M. TCHONG
Notary Public - California
Contra Costa County
Commission # 2251336
My Comm. Expires Jul 27, 2022

Signature [signature] (Seal)

Newport Group Securities, Inc.

Contents

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Newport Group Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 15, 2019

We have served as the Company's auditor since 2018.

NEWPORT GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	4,212,250
Receivables, net		4,804,159
Prepaid expenses and other assets		135,687
Deferred tax asset, net		56,155
Total assets	$	9,208,251

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accrued commissions	$	676,158
Due to related party		1,580,446
Other liabilities		789,055
Total liabilities		3,045,659
Stockholders' equity:		
Common stock, $1.00 par value; 2,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		1,145,230
Retained earnings		5,017,262
Total stockholders' equity		6,162,592
Total liabilities and stockholders' equity	$	9,208,251

The accompanying notes are an integral part of this financial statement.

1.Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Newport Group Securities, Inc. ("NGS"), a Florida corporation and a wholly owned subsidiary of Newport Group Holdings II, Inc. ("NGH"), is a broker/dealer and registered investment advisor. NGS is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). NGS operates within the exemptive provisions of Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i) thereof. When acting as a broker/dealer, marketing and sales activities are primarily devoted to variable corporate-owned life insurance (COLI) and registered mutual funds. COLI and registered mutual funds are often used to informally fund corporate sponsored employee benefit programs. Newport Group Securities, Inc.'s target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. Newport Group Securities, Inc.'s marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Cash

Cash includes interest-earning deposits, and are held at financial institutions that may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash balances held in these financial institutions.

Receivables, net

Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $178,273 of unbilled receivables as of December 31, 2018. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2018, the Company recorded an allowance for doubtful accounts of $212,993.

1. Nature of Business and Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the enacted tax rate. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred income tax expense or credit represents the change during the period in the deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company evaluated the impact of the amended revenue recognition guidance on its financial statements and concluded that the process for recording revenue under ASC 606 is consistent with current practices.

In February 2016, the FASB issued ASU 2016-02, "Leases," ("ASU 2016-02") that requires for leases longer than one year, that the lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company will adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date

and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. By applying ASU 2016-02 at the adoption date, as opposed to at the beginning of the earliest period presented, our reporting for periods prior to January 1, 2019, will continue to be reported in accordance with Leases (Topic 840).
The Company currently has no leases or lease obligations, therefore there is no reporting change needed related to this new standard.

2. Other Liabilities

Other liabilities consisted of the following as of December 31, 2018:

Deferred revenue	$	75,342
Accrued mutual fund expense		27,758
Accrued investment consulting expense		267,480
Accrued commission expense		370,653
Other		47,822
	$	789,055

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital as defined, of $1,267,194, which was $1,064,150 in excess of its required net capital of $203,044. At December 31, 2018, the ratio of aggregate indebtedness to net capital was 2.40 to 1. The Company has no liabilities, which are subordinated to the claims of general creditors.

4. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with Newport Group, Inc. ("NGI"), formerly known as The Newport Group, Inc., a sister company. Under the expense sharing arrangement, NGI permits the Company to market and distribute its products and services from NGI's facilities used in conjunction with NGI's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. NGI will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by NGI and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2018, the Company incurred $15,738,168 in expenses related to its cost sharing agreement with NGI. These expenses are included in various expense items in the accompanying statement of income. As of December 31, 2018, $215,803 was owed to NGI related to the cost sharing agreement as amended in May 2017 reported in Due to Related Party.

As of December 31, 2018, the Company owed $1,407,162 to its parent company, NGH, for federal and state income taxes for the year ended December 31, 2018 reported in Due to Related Party.

As of December 31, 2018, $42,519 was owed from Newport Group Consulting, Inc. ("NGC") for producer fees paid by NGS on behalf of NGC where NGC received the income reported in Due to Related Party.

5. Income Taxes

The components of the net deferred tax asset included in the statement of financial condition as of December 31, 2018 was as follows:

Deferred tax assets:		
Provision for allowance for doubtful accounts	$	54,351
Other accruals		1,804
Deferred income taxes, net	$	56,155

The Company files federal and state income tax returns on a consolidated basis with NGH where applicable. As such, the Company's tax provision, and related payable, as of and for the year ended December 31, 2018 was prepared using the separate-return method. The Company pays to or receives from NGH amounts equivalent to income tax charges or credits. As of December 31, 2018, $1,407,162 is owed to NGH for income taxes, which is recorded in Due to Related Party. Deferred income taxes are established based upon temporary differences within the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions that may give rise to income

tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

The Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2014.

6. Commitments and Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual. From time to time, the Company is involved in legal proceedings arising mainly from the ordinary course of its business. In management's opinion, the legal proceedings are not expected to have a material effect on the Company's financial position or results of operations.

7. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through March 15, 2019, the date which this financial statement was issued. Nothing has occurred outside normal operations since that required recognition or disclosure in this financial statement.

Supplemental Information

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of Newport Group Securities, Inc.:

We have reviewed management's statements, included in the accompanying Newport Group Securities, Inc. Exemption Report, in which (1) Newport Group Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

March 15, 2019

MANAGEMENT'S ASSERTION ON EXEMPTION SEA RULE 15c3-3(k)

March 15, 2019

Newport Group Securities, Inc.
300 Primera Blvd., Suite 200
Lake Mary, FL 32746

I, Sean N. Havlin, represent the following:

Newport Group Securities, Inc. (the "Company") is exempt from the requirements of SEA Rule 15c3-3(k) under the provisions of paragraph (2)(i) thereunder. The Company has met the requirements of the provisions of paragraph (2)(i), without exception, since it commenced operations, including during the entirety of the fiscal year ended December 31, 2018.

Sincerely,

Sean N. Havlin

Sean N. Havlin, Financial and Operations Principal